# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Clearway Energy, Inc., CIK 0001567683
CUSIP: 18539C105, 18539C204
Title of class of securities: Class A Common Stock, Class C Common Stock
Address of issuer's principal executive offices: 300 Carnegie Center, Suite 300, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 04/01/2026
Filed by CIK 0000879764
Persons authorized to receive notices and communications: Marine Delaitre, TOTALENERGIES SE, 2, place Jean Millier, La Defense 6, Courbevoie, France (I0), 92400, 00-331- 47443580

## Reporting persons
- TotalEnergies SE (CIK 0000879764): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 21,841; sole dispositive power 0; shared dispositive power 21,841; aggregate amount beneficially owned 21,841 (0.1% of the class)
  Comment: This Schedule 13D relates to the following classes of securities of Clearway Energy, Inc., a Delaware corporation: Class A Common Stock with CUSIP No. 18539C 105 and Class C Common Stock with CUSIP No. 18539C 204. The cover page of this Schedule 13D filing relates to the Class A Common Stock. With respect to the Class C Common Stock, Rows (7), (9) and (11) equal 84,147,171 shares of Class C Common Stock beneficially owned and row (13) equals 49.3% of the Class C Common Stock. This comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer registered pursuant to Section 12(b) of the Act.
- TotalEnergies Gestion USA SARL (CIK 0001941906): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); source of funds: other (OO); sole voting power 0; shared voting power 21,841; sole dispositive power 0; shared dispositive power 21,841; aggregate amount beneficially owned 21,841 (0.1% of the class)
  Comment: This Schedule 13D relates to the following classes of securities of Clearway Energy, Inc., a Delaware corporation: Class A Common Stock with CUSIP No. 18539C 105 and Class C Common Stock with CUSIP No. 18539C 204. The cover page of this Schedule 13D filing relates to the Class A Common Stock. With respect to the Class C Common Stock, Rows (7), (9) and (11) equal 84,147,171 shares of Class C Common Stock beneficially owned and row (13) equals 49.3% of the Class C Common Stock. This comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer registered pursuant to Section 12(b) of the Act.
- TotalEnergies Holdings USA, Inc. (CIK 0001942439): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 21,841; sole dispositive power 0; shared dispositive power 21,841; aggregate amount beneficially owned 21,841 (0.1% of the class)
  Comment: This Schedule 13D relates to the following classes of securities of Clearway Energy, Inc., a Delaware corporation: Class A Common Stock with CUSIP No. 18539C 105 and Class C Common Stock with CUSIP No. 18539C 204. The cover page of this Schedule 13D filing relates to the Class A Common Stock. With respect to the Class C Common Stock, Rows (7), (9) and (11) equal 84,147,171 shares of Class C Common Stock beneficially owned and row (13) equals 49.3% of the Class C Common Stock. This comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer registered pursuant to Section 12(b) of the Act.
- TotalEnergies Delaware, Inc. (CIK 0001942500): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 21,841; sole dispositive power 0; shared dispositive power 21,841; aggregate amount beneficially owned 21,841 (0.1% of the class)
  Comment: This Schedule 13D relates to the following classes of securities of Clearway Energy, Inc., a Delaware corporation: Class A Common Stock with CUSIP No. 18539C 105 and Class C Common Stock with CUSIP No. 18539C 204. The cover page of this Schedule 13D filing relates to the Class A Common Stock. With respect to the Class C Common Stock, Rows (7), (9) and (11) equal 84,147,171 shares of Class C Common Stock beneficially owned and row (13) equals 49.3% of the Class C Common Stock. This comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer registered pursuant to Section 12(b) of the Act.
- TotalEnergies Renewables USA, LLC (CIK 0001942458): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 21,841; sole dispositive power 0; shared dispositive power 21,841; aggregate amount beneficially owned 21,841 (0.1% of the class)
  Comment: This Schedule 13D relates to the following classes of securities of Clearway Energy, Inc., a Delaware corporation: Class A Common Stock with CUSIP No. 18539C 105 and Class C Common Stock with CUSIP No. 18539C 204. The cover page of this Schedule 13D filing relates to the Class A Common Stock. With respect to the Class C Common Stock, Rows (7), (9) and (11) equal 84,147,171 shares of Class C Common Stock beneficially owned and row (13) equals 49.3% of the Class C Common Stock. This comment shall serve as full disclosure of the beneficial ownership of all classes of securities of the Issuer registered pursuant to Section 12(b) of the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Class C Common Stock
Name of issuer: Clearway Energy, Inc.
Address of issuer's principal executive offices: 300 Carnegie Center, Suite 300, Princeton, New Jersey (NJ), 08540
Comment: Explanatory Note: This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission ("SEC") on September 15, 2022, as amended by Amendment No. 1 to the Schedule 13D filed on June 28, 2024 (as amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Schedule 13D is hereby amended and supplemented to include updated information with respect to the directors and executive officers of each of the Reporting Persons on Annex A attached hereto, which is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Third Amended Exchange Agreement

On April 1, 2026, the Issuer, Clearway Energy LLC and Clearway Energy Group entered into a Third Amended and Restated Exchange Agreement (the "Third Amended Exchange Agreement"), which amends and restates the Second Amended and Restated Exchange Agreement, dated as of October 28, 2024, among the Issuer, Clearway Energy LLC and Clearway Energy Group (the "Second Amended Exchange Agreement"). Under the Second Amended Exchange Agreement, Clearway Energy Group and certain permitted assignees and permitted transferees who acquire Class B Units or Class D Units of Clearway Energy LLC (collectively with Clearway Energy Group, the "CEG Unitholders") were entitled to, from time to time, (i) exchange their Class B Units of Clearway Energy LLC for shares of the Issuer's Class A Common Stock and (ii) exchange their Class D Units of Clearway Energy LLC for shares of the Issuer's Class C Common Stock, in each case, on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications; provided, that, upon any exchange of Class B Units of Clearway Energy LLC for shares of Class A Common Stock or any exchange of Class D Units of Clearway Energy LLC for shares of Class C Common Stock, a corresponding number of shares of Class B Common Stock or Class D Common Stock of the Issuer, as applicable, would be extinguished.

The Third Amended Exchange Agreement amends and restates the Second Amended Exchange Agreement to, among other things, provide that a CEG Unitholder may, from time to time, exchange its Class B Units of Clearway Energy LLC for shares of Class C Common Stock (rather than shares of Class A Common Stock), in each case, on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications; provided, that, upon any such exchange, a corresponding number of shares of Class B Common Stock of the Issuer will be extinguished.
Class A Conversion

On March 9, 2026, the Issuer announced that its Board of Directors (the "Board") approved a proposal to amend and restate the Issuer's certificate of incorporation (the "Charter Amendment") that would convert each share of Class A Common Stock into one share of Class C Common Stock. Under the terms of the Charter Amendment, such conversion (the "Class A Conversion") would occur automatically at 12:01 a.m., Eastern Time, on the second business day following the filing of the Charter Amendment. The Board intends to submit a proposal to the Issuer's stockholders to approve the Charter Amendment (the "Charter Amendment Proposal") at the Issuer's 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting"), which is expected to be held on or around April 29, 2026. The adoption of the Charter Amendment Proposal will require the affirmative vote of (i) 66-2/3% of the combined voting power of the shares of the Issuer's common stock outstanding and entitled to vote thereon and (ii) a majority of the voting power of the shares of Class A Common Stock outstanding and entitled to vote thereon.

Voting Trust Agreement

Clearway Energy Group intends to enter into a voting trust agreement (the "Voting Trust Agreement") with Wilmington Trust, National Association, as the voting trustee thereunder (the "Voting Trustee"), if the Amended Charter is approved at the 2026 Annual Meeting. Under the Voting Trust Agreement, Clearway Energy Group would, concurrently with, and contingent upon, the Class A Conversion, deposit into a voting trust (the "Voting Trust") a number of shares (the "Voting Trust Shares") of Class B Common Stock equal to the number of shares necessary to cause the total relative voting power that Clearway Energy Group holds in the Issuer as of immediately following the Class A Conversion to equal the total relative voting power that Clearway Energy Group holds in the Issuer as of immediately prior to the Class A Conversion. Based on the number of outstanding shares of each class of common stock on March 19, 2026, and assuming such number of shares equals the number of shares of each such class of common stock outstanding immediately prior to the Class A Conversion, the number of Voting Trust Shares that would be deposited into the Voting Trust would equal 41,683,815 shares of Class B Common Stock.

Under the terms of the Voting Trust Agreement, on any matter presented to the Issuer's stockholders for a vote, including the election or removal of directors and any corporate action (including certain proposed change of control transactions of the Issuer), the Voting Trustee would be required to vote the Voting Trust Shares in the same proportion as the votes cast by all stockholders of the Issuer (including Clearway Energy Group with respect to any shares not held in the Voting Trust). For any matter subject to a vote of the holders of the same class or series of securities as any Voting Trust Shares (voting separately as a class and not together with one or more other classes or series of voting securities of the Company), the Voting Trustee would be required to vote the Voting Trust Shares corresponding to such class or series in accordance with the written direction of Clearway Energy Group.

The foregoing descriptions of the Third Amended Exchange Agreement and Voting Trust Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Third Amended Exchange Agreement and the form of Voting Trust Agreement, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the facing pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Persons is incorporated by reference into this Item 5. The aggregate percentages of shares of Class A Common Stock and Class C Common Stock reported as beneficially owned by the Reporting Persons were calculated based on 34,613,853 and 86,290,173 shares of Class A Common Stock and Class C Common Stock, respectively, issued and outstanding as of March 19, 2026, as disclosed in the Issuer's Definitive Proxy Statement on Form DEF 14A filed with the SEC on March 24, 2026, plus 215,000 shares of Class C Common Stock issued pursuant to the Reporting Person's conversion of Class D Units on April 1, 2026, plus 42,738,750 Class B Units and 41,361,142 Class D Units beneficially owned by the Reporting Persons as of April 1, 2026, each of which is exchangeable at any time for shares of Class C Common Stock on a one-for-one basis, respectively.

Clearway Energy Group is the record holder of 21,841 shares of Class A Common Stock, 47,289 shares of Class C Common Stock, 42,738,750 Class B Units, and 41,361,142 Class D Units. As described above, pursuant to the terms of the Third Amended Exchange Agreement, each Class B Unit and each Class D Unit is exchangeable at any time for shares of Class C Common Stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications.

The securities reported herein are held directly by Clearway Energy Group. GIP III Zephyr Acquisition Partners, L.P. ("Zephyr") is the sole member of Clearway Energy Group. Zephyr Holdings GP, LLC ("Zephyr GP") is the general partner of Zephyr. TotalEnergies Renewables USA, LLC holds 50% of the equity interests in Zephyr GP.

TotalEnergies Holdings USA, Inc. is the sole shareholder of TotalEnergies Delaware, Inc., which is the sole member of TotalEnergies Renewables USA, LLC. TotalEnergies Gestion USA SARL, which is a direct wholly owned subsidiary of TotalEnergies SE, is the sole shareholder of TotalEnergies Holdings USA, Inc. Each of the foregoing may be deemed to beneficially own the securities reported herein; however, each Reporting Person disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person's pecuniary interest therein.

By virtue of the relationships and agreements described herein, the Reporting Persons may be deemed to be acting as a group with Global Infrastructure Investors III, LLC and certain of its affiliates (collectively, "GIP") for purposes of Rule 13d-3 under the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that such persons are members of any such group. GIP is separately making a Schedule 13D amendment filing reporting the Class A Common Stock and Class C Common Stock GIP may be deemed to beneficially own. Each Reporting Person disclaims beneficial ownership of any Class A Common Stock and Class C Common Stock that may be deemed to be beneficially owned by GIP, except as otherwise described herein.
Number of shares as to which each person has sole or shared power to vote or dispose: For each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described herein, including the transactions listed on Annex B attached hereto, none of the Reporting Persons has effected any transactions in the Class A Common Stock or Class C Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Class A Common Stock or Class C Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the date hereof, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer's Class A Common Stock outstanding. The filing of this Amendment No. 2 constitutes an exit filing for the Reporting Persons solely with respect to the Class A Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
The information in Items 3, 4 and 5 of the Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to include the following exhibits:

Exhibit 3: Third Amended and Restated Exchange Agreement, dated April 1, 2026, among Clearway Energy, Inc., Clearway Energy LLC and Clearway Energy Group LLC. (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on April 2, 2026).

Exhibit 4: Form of Voting Trust Agreement (incorporated by reference to Appendix C of the Issuer's Definitive Proxy Statement on Form DEF 14A filed on March 24, 2026).

## Signatures
- TotalEnergies SE: /s/ Marine Delaitre, Authorized Signatory (04/03/2026)
- TotalEnergies Gestion USA SARL: /s/ Agathe Rozenbaum-Rameix, General Manager (04/03/2026)
- TotalEnergies Holdings USA, Inc.: /s/ Ha C. Yi, Assistant Secretary (04/03/2026)
- TotalEnergies Delaware, Inc.: /s/ Ha C. Yi, Secretary (04/03/2026)
- TotalEnergies Renewables USA, LLC: /s/ Ha C. Yi, Secretary (04/03/2026)